UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
Rule 13d-2(a) Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Mace Security International, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

55433109

(CUSIP Number)

Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
(858) 675-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55433109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Price Legacy Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Excel Legacy Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 to Schedule 13D relating to Mace Security International, Inc., a Delaware corporation (“Mace”), is being filed on behalf of the undersigned to amend Amendment No. 1 to Schedule 13D filed with the Commission on June 27, 2000, which amended the Schedule 13D filed with the Commission on November 30, 1999 (together, the “Schedule 13D”).  Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1.	Security and Issuer
The information in Item 1 is hereby amended and restated as follows:

This statement relates to the beneficial ownership of common stock, par value $.01 per share, of Mace (the “Mace Common Stock”).  The principal executive offices of Mace are located at 1000 Crawford Place, Suite 400, Mt. Laurel, New Jersey 08054.

Item 2.	Identity and Background
The information in Item 2 is hereby amended and restated as follows:

(a)           This statement is being filed by Price Legacy Corporation, a Maryland corporation (“Price Legacy”), and Excel Legacy Corporation, a Delaware corporation and wholly-owned subsidiary of Price Legacy (“Excel”).  Price Legacy and Excel (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

(b) The business address of the Reporting Persons is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

(c)           The principal business of Price Legacy is to operate as a real estate investment trust focused on open-air retail properties.  The principal business of Excel is to operate as a taxable REIT subsidiary of Price Legacy.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

(e)           During the last five years, neither of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Price Legacy is incorporated under the laws of the State of Maryland, and Excel is incorporated under the laws of the State of Delaware.
Item 4.	Purpose of Transaction
The information in Item 4 is hereby amended and restated as follows:

Excel acquired shares of Mace Common Stock on June 30, 1999 pursuant to the terms of a Real Estate and Asset Purchase Agreement dated March 23, 1999.  In connection with its acquisition of the Mace Common Stock, Excel agreed to certain restrictions on its ability to sell the Mace Common Stock.

On September 18, 2001, Excel and Price Enterprises, Inc. completed a merger of Excel with and into a wholly-owned subsidiary of Price Enterprises, Inc.  In the merger, Price Enterprises, Inc. changed its name to Price Legacy Corporation, and Excel became a wholly-owned subsidiary of Price Legacy.

As of April 12, 2004, Mace agreed to eliminate the sale restrictions on the Mace Common Stock held by Excel, and the Reporting Persons agreed to pay to Mace one-half of all consideration received by the Reporting Persons in the sale of the Mace Common Stock in excess of the first 200,000 shares sold by the Reporting Persons.  Following the elimination of the sale restrictions, the Reporting Persons sold all of the Mace Common Stock held by the Reporting Persons in open market transactions occurring between April 12 and April 14, 2004.  The Reporting Persons no longer beneficially own any securities of Mace.

Item 5.	Interest in Securities of the Issuer
The information in Item 5 is hereby amended and supplemented as follows:

As a result of open market transactions occurring between April 12 and April 14, 2004, the Reporting Persons sold all of the shares of Mace Common Stock beneficially owned by the Reporting Persons at prices ranging from $7.75 to $14.15, and as of April 14, 2004, the Reporting Persons no longer beneficially own any securities of Mace.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2004	PRICE LEGACY CORPORATION,
a Maryland corporation

	By:	/s/ Jeffrey R. Fisher
	Its:	Chief Financial Officer

EXCEL LEGACY CORPORATION,
a Delaware corporation

	By:	/s/ Jeffrey R. Fisher
	Its:	Chief Financial Officer